Filed by Delwinds Insurance Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Delwinds Insurance Acquisition Corp.

Commission File No.: 001-39783

Date: February 25, 2022

On February 25, 2022, FOXO Technologies Inc., which is party to a previously disclosed Transaction Agreement, dated as of February 24, 2022, with Delwinds Insurance Acquisition Corp., among other parties, through its social media accounts, shared the following posts on Twitter.

On February 25, 2022, Foxo shared the following posts on Twitter under the Twitter handle @foxo_tech (https://twitter.com/foxo_tech):

• Listen to our CEO, @JonSabes speak on our latest SPAC announcement. https://viavid.webcasts.com/starthere.jsp?ei=1530551&tp_key=c34c21e5ae

Filed by Delwinds Insurance Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Delwinds Insurance Acquisition Corp.

Commission File No.: 001-39783

Date: February 25, 2022

On February 25, 2022 Andrew Poole, the Chief Executive Officer of Delwinds Insurance Acquisition Corp., which is party to a previously disclosed Transaction Agreement, dated as of February 24, 2022, with FOXO Technologies Inc., among other parties, through his social media accounts, shared the following posts on twitter.